UNITED OVERSEAS BANK
大華銀行

United Overseas Bank Limited
HEAD OFFICE
80 Raffles Place UOB Plaza Singapore 048624
Tel: (65) 6533 9898 Fax: (65) 6534 2334
uobgroup.com
Co. Reg. No. 193500026Z


10015381

Our ref: ANN2010/UOB2010/UOB-A05/at/sc

26 February 2010

File No. 82-2947

SUPPL

Securities & Exchange Commission
Division of Corporate Finance
Room 3094(3-6)
450 Fifth Street, N.W.
Washington, DC 20549
USA

Dear Sir

AUDITED RESULTS FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2009

We enclose a copy of our announcement dated 26 February 2010 in regard to the above matter for your information

Yours faithfully
for UNITED OVERSEAS BANK LIMITED



Leo Hee Wui
Assistant Secretary

Enc





United Overseas Bank Limited
(Incorporated in the Republic of Singapore)
HEAD OFFICE
80 Raffles Place UOB Plaza Singapore 048624
Tel: (65) 6533 9898 Fax: (65) 6534 2334
uobgroup.com
Co. Reg. No. 193500026Z

To: All Shareholders

The Board of Directors of United Overseas Bank Limited wishes to make the following announcement:

Financial Results
The financial results of the Group for the financial year / fourth quarter of 2009 are enclosed.

Dividends
Ordinary share dividend
The Directors recommend the payment of a final one-tier tax-exempt dividend of 40 cents (2008: 40 cents) per ordinary share for the financial year ended 31 December 2009. The final dividend is subject to shareholders' approval at the forthcoming Annual General Meeting scheduled for 30 April 2010.

Together with the interim one-tier tax-exempt dividend of 20 cents per ordinary share (2008: 20 cents) paid in September 2009, the total net dividend for the financial year ended 31 December 2009 will be 60 cents (2008: 60 cents) per ordinary share amounting to $904 million (2008: $903 million).

The books closure dates will be announced at a later date.

Scrip Dividend Scheme
The Directors intend to propose a Scrip Dividend Scheme (the "Scheme") to give shareholders the option of receiving dividends in the form of new ordinary shares of the Bank in lieu of cash. Subject to the Bank obtaining all necessary approvals, including shareholders' approval at an Extraordinary General Meeting to be convened, the Scheme will be applied to the final dividend for the financial year ended 31 December 2009.

Details of the proposed Scheme and its application to the final dividend will be announced at a later date.

Preference share dividends
During the financial year, semi-annual dividends at an annual rate of 5.796% totalling USD29 million (2008: USD29 million) were paid on the 5,000 non-cumulative non-convertible guaranteed SPV-A preference shares issued by the Bank's wholly-owned subsidiary, UOB Cayman I Limited.

A semi-annual one-tier tax-exempt dividend of 5.05% per annum will be paid on the Bank's S$1.32 billion Class E non-cumulative non-convertible preference shares on 15 March 2010 for the dividend period from 15 September 2009 up to, but excluding, 15 March 2010.

BY ORDER OF THE BOARD
UNITED OVERSEAS BANK LIMITED



Mrs Vivien Chan
Secretary

Dated this 26th day of February 2010

The results are also available at uobgroup.com



United Overseas Bank Limited

Incorporated in the Republic of Singapore
Company Registration Number: 193500026Z

Group Financial Report for the Financial Year 2009

UOB 大華銀行

Contents

Notes:

1 The financial statements are presented in Singapore dollars.

2 Certain comparative figures have been restated to conform with the current period's presentation.

3 Certain figures in this report may not add up to the respective totals due to rounding.

4 Amounts less than $500,000 in absolute term are shown as "0".

"NM" denotes not meaningful.

UOB 大華銀行

Financial Highlights

	2009	2008	+/(-) %	4Q09	3Q09	+/(-) %	4Q08	+/(-) %
Profit and loss summary ($m)								
Net interest income	**3,674**	3,576	2.7	**892**	925	(3.6)	957	(6.9)
Non-interest income	**1,732**	1,675	3.4	**350**	396	(11.6)	391	(10.4)
Total income	**5,405**	5,250	3.0	**1,242**	1,322	(6.0)	1,348	(7.9)
Less: Total expenses	**2,074**	2,050	1.2	**554**	510	8.6	532	4.1
Operating profit	**3,331**	3,200	4.1	**688**	812	(15.2)	817	(15.7)
Less: Amortisation/impairment charges	**1,132**	818	38.3	**47**	237	(80.2)	383	(87.7)
Add: Share of profit of associates	**107**	103	3.8	**19**	46	(57.2)	14	38.5
Less: Tax and minority interests	**404**	548	(26.2)	**139**	120	16.2	116	20.1
Net profit after tax [1]	**1,902**	1,937	(1.8)	**522**	500	4.3	332	57.2
Financial indicators								
Non-interest income/Total income (%)	**32.0**	31.9	0.1% pt	**28.2**	30.0	(1.8)% pt	29.0	(0.8)% pt
Overseas profit contribution (%)	**31.2**	23.6	7.6% pt	**19.0**	32.3	(13.3)% pt	11.3	7.7% pt
Earnings per ordinary share ($) [2, 3]								
Basic	**1.19**	1.25	(4.8)	**1.31**	1.26	4.0	0.81	61.7
Diluted	**1.19**	1.24	(4.0)	**1.31**	1.25	4.8	0.81	61.7
Return on average ordinary shareholders' equity (%) [2, 3]	**11.9**	12.2	(0.3)% pt	**12.1**	12.0	0.1% pt	8.8	3.3% pt
Return on average total assets (%) [3]	**1.06**	1.07	(0.01)% pt	**1.16**	1.13	0.03% pt	0.74	0.42% pt
Net interest margin (%) [3]	**2.36**	2.27	0.09% pt	**2.28**	2.39	(0.11)% pt	2.45	(0.17)% pt
Expense/Income ratio (%)	**38.4**	39.0	(0.6)% pt	**44.6**	38.6	6.0% pt	39.4	5.2% pt
Loan charge off rate (bp) [3]								
Exclude collective impairment	**59**	33	26bp	**50**	63	(13)bp	71	(21)bp
Include collective impairment	**76**	47	29bp	**43**	90	(47)bp	75	(32)bp
Net dividend per ordinary share (¢)								
Interim	**20.0**	20.0	-	-	-	-	-	-
Final	**40.0**	40.0	-	**40.0**	-	NM	40.0	-
Total	**60.0**	60.0	-	**40.0**	-	NM	40.0	-

Notes:

1 Refer to profit attributable to equity holders of the Bank.

2 Calculated based on profit attributable to equity holders of the Bank net of preference share dividends.

3 Computed on an annualised basis for quarters.

Financial Highlights *(cont'd)*

	Dec-09	Sep-09	+/(-) %	Dec-08	+/(-) %
Financial indicators					
Customer loans (net) ($m)	**99,201**	98,337	0.9	99,840	(0.6)
Customer deposits ($m)	**121,502**	116,462	4.3	118,171	2.8
Loans/Deposits ratio (%) [1]	**81.6**	84.4	(2.8)% pt	84.5	(2.9)% pt
NPL ratio (%) [2]	**2.2**	2.4	(0.2)% pt	2.0	0.2% pt
Total assets ($m)	**185,578**	176,022	5.4	182,941	1.4
Shareholders' equity ($m) [3]	**18,986**	18,215	4.2	15,573	21.9
Net asset value ("NAV") per ordinary share ($) [4]	**11.17**	10.67	4.7	8.90	25.5
Revalued NAV per ordinary share ($) [4]	**12.76**	12.42	2.7	10.89	17.2
Capital adequacy ratios (%)					
Tier 1	**14.0**	13.5	0.5% pt	10.9	3.1% pt
Total	**19.0**	18.5	0.5% pt	15.3	3.7% pt

Notes:
1 Refer to net customer loans and customer deposits.
2 Refer to non-performing loans (excluding debt securities and contingent assets) as a percentage of gross customer loans.
3 Refer to equity attributable to equity holders of the Bank.
4 Preference shares are excluded from the computation.

Performance Review

The financial statements have been prepared in accordance with Singapore Financial Reporting Standards ("FRS") with modification to FRS39 Financial Instruments: Recognition and Measurement in respect of loan loss provisioning, as provided in Notice to Banks No. 612 "Credit Files, Grading and Provisioning" issued by the Monetary Authority of Singapore ("MAS").

The new or amended FRS and Interpretations to FRS ("INT FRS") applicable to the Group with effect from 1 January 2009 are listed below. The adoption of these FRS and INT FRS has no significant impact on the financial statements of the Group.

- FRS1 Presentation of Financial Statements
- FRS23 Borrowing Costs
- FRS108 Operating Segments
- INT FRS113 Customer Loyalty Programmes
- INT FRS116 Hedges of a Net Investment in a Foreign Operation
- INT FRS118 Transfer of Assets from Customers
- Amendments to FRS27 Consolidated and Separate Financial Statements - Cost of an Investment in a Subsidiary, Jointly Controlled Entity or Associate
- Amendments to FRS32 Financial Instruments: Presentation and FRS1 Presentation of Financial Statements - Puttable Financial Instruments and Obligations Arising on Liquidation
- Amendments to FRS102 Share-based Payment - Vesting Conditions and Cancellations
- Amendments to FRS107 Financial Instruments: Disclosures - Improving Disclosures about Financial Instruments
- Amendments to INT FRS109 Reassessment of Embedded Derivatives and FRS39 Financial Instruments: Recognition and Measurement - Embedded Derivatives

Other than the above changes, the accounting policies and computation methods adopted in the audited financial statements for the financial year ended 31 December 2009 are the same as those adopted in the audited financial statements for the financial year ended 31 December 2008.

2009 versus 2008

Group's operating profit for 2009 grew 4.1% over 2008 to $3,331 million. The improved operating performance was however offset by higher impairment charges, which led to the marginal 1.8% decline in net profit after tax ("NPAT") to $1,902 million.

Total operating income rose 3.0% to $5,405 million, contributed by higher trading and investment income and higher net interest income, partly offset by lower fee and commission income.

Total operating expenses increased 1.2% to $2,074 million, largely on higher staff costs. Expense-to-income ratio improved 0.6% point to 38.4% due to higher income growth.

Impairment charges increased 38.9% to $1,121 million in 2009. The increase in individual impairment on loans was attributed to the global economic downturn. Collective impairment of $506 million was set aside for loans, investments as well as foreclosed assets. Individual impairment on securities and other assets fell due largely to a writeback of provision for a long-term investment, coupled with lower provision for investment securities.

Tax was lower at $385 million in 2009 due to the recognition of deferred tax assets and lower taxable income.

Performance Review *(cont'd)*

2009 versus 2008 *(cont'd)*

Net customer loans of $99.2 billion as at 31 December 2009 was 0.6% lower than a year ago. NPL ratio increased to 2.2% from 2.0% as at 31 December 2008.

Shareholders' equity grew 21.9% over a year ago to $19.0 billion as at 31 December 2009 contributed largely by improved valuation of the investment portfolio.

Group Tier 1 and total capital adequacy ratios were higher at 14.0% and 19.0% as at 31 December 2009 respectively over a year ago. The increase was due primarily to lower risk-weighted assets and higher retained earnings.

Fourth quarter 2009 ("4Q09") versus third quarter 2009 ("3Q09")

Group NPAT grew 4.3% to $522 million in 4Q09. The increase was mainly due to lower impairment charges, partly negated by lower operating income.

Operating income contracted 6.0% to $1,242 million, resulting from lower net interest income, investment income, as well as fee and commission income.

Total operating expenses increased 8.6% to $554 million. Expense-to-income ratio increased 6.0% points to 44.6%.

Impairment charges decreased 81.1% to $44 million, largely due to this quarter's writeback of both collective impairment and provision for a long-term investment, as well as lower individual impairment on loans.

Net customer loans of $99.2 billion as at 31 December 2009 was 0.9% higher than last quarter. NPL ratio improved to 2.2%.

Shareholders' equity increased 4.2% over 30 September 2009 to $19.0 billion as at 31 December 2009. The increase was mainly contributed by higher retained earnings and improved valuation of the investment portfolio.

Group Tier 1 and total capital adequacy ratios were higher at 14.0% and 19.0% as at 31 December 2009 respectively over previous quarter due primarily to higher retained earnings.

Fourth quarter 2009 ("4Q09") versus fourth quarter 2008 ("4Q08")

Group NPAT rose 57.2% to $522 million in 4Q09, largely on reduced impairment charges.

Total operating income decreased 7.9% to $1,242 million as both net interest income and non-interest income contracted.

Total operating expenses increased 4.1% to $554 million, mainly on higher staff costs. Expense-to-income ratio increased 5.2% points to 44.6%.

Impairment charges decreased 88.3% to $44 million on account of this quarter's writeback of both collective impairment and provision for a long-term investment, coupled with lower individual impairment on loans.

Net Interest Income

Net interest margin

	2009			2008		
	Average balance	Interest	Average rate	Average balance	Interest	Average rate
	$m	$m	%	$m	$m	%
Interest bearing assets						
Customer loans	**99,118**	**3,921**	**3.96**	97,526	4,704	4.82
Interbank balances	**24,534**	**411**	**1.67**	30,948	1,050	3.39
Securities	**32,052**	**827**	**2.58**	28,941	1,102	3.81
Total	**155,704**	**5,159**	**3.31**	157,415	6,855	4.35
Interest bearing liabilities						
Customer deposits	**119,929**	**1,130**	**0.94**	112,920	1,949	1.73
Interbank balances/other	**31,175**	**355**	**1.14**	40,296	1,331	3.30
Total	**151,104**	**1,485**	**0.98**	153,216	3,280	2.14
Net interest margin [1]			**2.36**			2.27

	4Q09			3Q09			4Q08		
	Average balance	Interest	Average rate	Average balance	Interest	Average rate	Average balance	Interest	Average rate
	$m	$m	%	$m	$m	%	$m	$m	%
Interest bearing assets									
Customer loans	**98,479**	**926**	**3.73**	98,358	956	3.86	100,767	1,210	4.78
Interbank balances	**23,306**	**84**	**1.43**	20,986	88	1.66	28,520	211	2.94
Securities	**33,137**	**194**	**2.33**	34,236	201	2.33	26,091	242	3.68
Total	**154,922**	**1,204**	**3.08**	153,580	1,245	3.22	155,378	1,662	4.26
Interest bearing liabilities									
Customer deposits	**119,360**	**244**	**0.81**	118,071	247	0.83	119,890	478	1.59
Interbank balances/other	**30,285**	**68**	**0.90**	30,859	73	0.94	32,463	226	2.77
Total	**149,644**	**312**	**0.83**	148,930	320	0.85	152,352	705	1.84
Net interest margin [1]			**2.28**			2.39			2.45

Note:
1 Net interest margin represents net interest income (annualised for quarters) as a percentage of total interest bearing assets.

Net Interest Income *(cont'd)*

Volume and rate analysis

	2009 vs 2008			4Q09 vs 3Q09			4Q09 vs 4Q08		
	Volume change $m	Rate change $m	Net change $m	Volume change $m	Rate change $m	Net change $m	Volume change $m	Rate change $m	Net change $m
Interest income									
Customer loans	77	(859)	(782)	1	(32)	(30)	(27)	(259)	(287)
Interbank balances	(218)	(422)	(639)	10	(13)	(4)	(39)	(88)	(127)
Securities	118	(393)	(275)	(6)	(0)	(7)	65	(113)	(48)
Total	(22)	(1,674)	(1,696)	4	(45)	(41)	(1)	(460)	(461)
Interest expense									
Customer deposits	121	(940)	(819)	3	(5)	(3)	(2)	(233)	(235)
Interbank balances/other	(292)	(684)	(975)	(1)	(4)	(5)	(15)	(143)	(158)
Total	(171)	(1,623)	(1,794)	2	(9)	(7)	(17)	(376)	(393)
Change in number of days	-	-	-	-	-	-	-	-	2
Net interest income	149	(50)	98	3	(36)	(34)	16	(84)	(66)

2009 vs 2008
Net interest income rose 2.7% to $3,674 million, largely contributed by higher average securities and loan volume. Net interest margin increased 9 basis points to 2.36% for the year.

4Q09 vs 3Q09
Net interest income retreated 3.6% to $892 million, mainly due to lower average asset yields. Net interest margin decreased 11 basis points to 2.28% largely on account of lower lending rates.

4Q09 vs 4Q08
Net interest income decreased 6.9% to $892 million, mainly due to compressed margins. Net interest margin was 17 basis points lower over 4Q08 as the decline in asset yields outpaced the reduced borrowing costs.

Non-Interest Income

	2009	2008	+/(-)	**4Q09**	3Q09	+/(-)	4Q08	+/(-)
	$m	$m	%	**$m**	$m	%	$m	%
Fee and commission income								
Credit card	**157**	185	(14.9)	**44**	39	14.1	48	(7.4)
Fund management	**118**	164	(28.2)	**23**	41	(44.1)	26	(13.1)
Investment-related	**90**	117	(23.1)	**24**	30	(19.2)	21	13.1
Loan-related	**242**	256	(5.5)	**56**	60	(6.5)	45	23.1
Service charges	**85**	82	4.6	**22**	21	8.1	22	3.3
Trade-related	**185**	201	(8.0)	**52**	46	13.1	46	14.1
Other	**99**	90	10.3	**25**	28	(10.7)	20	24.8
	976	1,095	(10.8)	**247**	264	(6.6)	229	8.0
Dividend income	**42**	64	(35.3)	**4**	10	(57.6)	9	(52.0)
Rental income	**143**	112	27.7	**36**	36	(1.1)	31	15.9
Other operating income								
Net gain/(loss) from:								
Trading activities	**60**	18	227.2	**1**	(8)	NM	53	(98.0)
Non-trading activities								
Financial instruments measured at fair value to profit and loss	**271**	(69)	NM	**47**	55	(14.3)	35	32.5
Available-for-sale assets and other	**123**	336	(63.5)	**(16)**	6	(349.7)	10	(252.4)
	453	285	59.1	**32**	53	(39.6)	98	(67.4)
Other income	**118**	119	(1.2)	**31**	32	(3.7)	24	30.9
	571	404	41.3	**63**	85	(26.1)	122	(48.4)
Total	**1,732**	1,675	3.4	**350**	396	(11.6)	391	(10.4)

2009 vs 2008

Non-interest income increased 3.4% to $1,732 million. The increase was contributed largely by higher trading and investment income, partly offset by lower fee and commission income.

4Q09 vs 3Q09

Non-interest income decreased 11.6% to $350 million, mainly due to lower investment income as well as lower fee and commission income.

4Q09 vs 4Q08

Non-interest income decreased 10.4% to $350 million, largely attributed to lower trading and investment income, partly offset by higher fee and commission income.

Operating Expenses

	2009	2008	+/(-)	4Q09	3Q09	+/(-)	4Q08	+/(-)
	$m	$m	%	$m	$m	%	$m	%
Staff costs	**1,116**	1,082	3.1	**308**	272	13.1	274	12.2
Other operating expenses								
Revenue-related	**485**	472	2.7	**125**	126	(0.8)	122	2.4
Occupancy-related	**206**	200	3.1	**53**	50	5.3	51	4.2
IT-related	**160**	162	(1.5)	**44**	40	9.6	45	(3.1)
Other	**108**	133	(19.0)	**24**	21	11.6	39	(38.9)
	959	968	(0.9)	**246**	238	3.4	257	(4.5)
Total	**2,074**	2,050	1.2	**554**	510	8.6	532	4.1
Of which, depreciation of assets	**138**	134	2.6	**37**	34	6.4	34	8.9
Manpower (number)	**20,431**	22,299	(1,868)no.	**20,431**	21,399	(968)no.	22,299	(1,868)no.

2009 vs 2008

Total operating expenses increased 1.2% to $2,074 million largely on higher staff costs. Staff costs increased 3.1% to $1,116 million mainly due to higher bonus accruals.

4Q09 vs 3Q09

Total operating expenses increased 8.6% to $554 million mainly attributed to higher staff costs as a result of higher bonus accruals.

4Q09 vs 4Q08

Total operating expenses increased 4.1% to $554 million on account of higher bonus accruals.

Impairment Charges

	2009	2008	+/(-)	4Q09	3Q09	+/(-)	4Q08	+/(-)
	$m	$m	%	**$m**	$m	%	$m	%
Individual impairment on loans [1]								
Singapore	**307**	37	731.6	**58**	99	(41.4)	47	24.1
Malaysia	**85**	79	8.1	**26**	11	130.0	13	102.9
Thailand	**51**	46	11.9	**10**	17	(44.5)	13	(26.9)
Indonesia	**20**	7	206.6	**6**	5	4.6	3	120.5
Greater China [2]	**17**	40	(56.9)	**9**	3	198.3	37	(74.8)
Other	**123**	115	6.8	**19**	22	(15.1)	70	(73.6)
	604	324	86.5	**127**	157	(19.5)	182	(30.4)
Individual impairment on securities and other assets	**11**	195	(94.3)	**(23)**	8	(402.6)	94	(124.7)
Collective impairment	**506**	288	75.5	**(59)**	70	(184.6)	104	(156.5)
Total	**1,121**	807	38.9	**44**	235	(81.1)	381	(88.3)

2009 vs 2008

Impairment charges increased 38.9% to $1,121 million. The increase in individual impairment on loans was attributed to the global economic downturn. Collective impairment of $506 million was set aside for loans, investments as well as foreclosed assets. Individual impairment on securities and other assets fell due largely to a writeback of provision for a long-term investment, coupled with lower provision for investment securities.

4Q09 vs 3Q09

Impairment charges decreased 81.1% to $44 million, largely due to this quarter's writeback of both collective impairment and provision for a long-term investment, as well as lower individual impairment on loans.

4Q09 vs 4Q08

Impairment charges decreased 88.3% to $44 million on account of this quarter's writeback of both collective impairment and provision for a long-term investment, coupled with lower individual impairment on loans.

Notes:

1 Based on the location where the non-performing loans are booked.

2 Comprise China, Hong Kong S.A.R. and Taiwan.

Customer Loans

	Dec-09	Sep-09	Dec-08
	$m	$m	$m
Gross customer loans	**101,744**	100,923	102,033
Less: Individual impairment	**973**	1,000	800
Collective impairment	**1,570**	1,587	1,393
Net customer loans	**99,201**	98,337	99,840
By industry			
Transport, storage and communication	**6,301**	6,478	5,800
Building and construction	**11,718**	11,661	12,694
Manufacturing	**8,794**	8,968	10,573
Financial institutions	**14,741**	15,285	16,451
General commerce	**12,770**	12,163	13,005
Professionals and private individuals	**13,346**	13,098	12,754
Housing loans	**27,444**	26,500	24,114
Other	**6,630**	6,769	6,641
Total (gross)	**101,744**	100,923	102,033
By currency			
Singapore dollar	**59,978**	59,369	56,075
US dollar	**12,813**	12,903	15,888
Malaysian ringgit	**11,414**	11,083	11,419
Thai baht	**5,944**	5,907	6,436
Indonesian rupiah	**2,890**	2,729	2,408
Other	**8,705**	8,933	9,807
Total (gross)	**101,744**	100,923	102,033
By maturity			
Within 1 year	**37,772**	36,957	40,341
Over 1 year but within 3 years	**21,087**	21,655	19,527
Over 3 years but within 5 years	**10,615**	10,829	12,090
Over 5 years	**32,270**	31,482	30,075
Total (gross)	**101,744**	100,923	102,033
By geography [1]			
Singapore	**67,350**	66,839	64,765
Malaysia	**12,120**	11,709	12,092
Thailand	**6,077**	6,022	6,657
Indonesia	**3,499**	3,353	3,085
Greater China	**4,011**	3,710	4,816
Other	**8,688**	9,291	10,618
Total (gross)	**101,744**	100,923	102,033

Net customer loans of $99.2 billion as at 31 December 2009 was 0.9% higher than last quarter. The growth was mainly driven by housing loans as well as loans to the general commerce sector. Compared to a year ago, net loan volume declined slightly by 0.6%.

Note:

1 Based on the location where the loans are booked.



Customer Deposits

	Dec-09	Sep-09	Dec-08
	$m	$m	$m
By product group			
Fixed deposits	**64,343**	63,338	74,266
Savings deposits	**30,121**	29,159	24,365
Current accounts	**25,200**	22,824	18,312
Other	**1,838**	1,140	1,229
Total	**121,502**	116,462	118,171
By maturity			
Within 1 year	**117,602**	112,605	114,439
Over 1 year but within 3 years	**2,795**	2,706	2,344
Over 3 years but within 5 years	**738**	774	871
Over 5 years	**367**	376	516
Total	**121,502**	116,462	118,171
Loans/Deposits ratio (%)	**81.6**	84.4	84.5

Customer deposits grew 4.3% from last quarter across all product groups. Compared to 31 December 2008, customer deposits increased 2.8% largely on higher current accounts and saving deposits, partly offset by lower fixed deposits.

Debts Issued

	Dec-09	Sep-09	Dec-08
	$m	$m	$m
Subordinated debts			
Due after one year (unsecured)	**5,354**	5,405	5,594
Other debts issued			
Due within one year (unsecured)	**576**	595	359
Due after one year (unsecured)	**114**	120	293
	690	716	652
Total	**6,044**	6,121	6,246

Shareholders' Equity

	Dec-09 $m	Sep-09 $m	Dec-08 $m
Shareholders' equity	**18,986**	18,215	15,573
Add: Revaluation surplus	**2,394**	2,640	2,989
Shareholders' equity including revaluation surplus	**21,380**	20,855	18,562

Shareholders' equity increased 4.2% over 30 September 2009 to $19.0 billion as at 31 December 2009. The increase was mainly contributed by higher retained earnings and improved valuation of the investment portfolio.

Against 31 December 2008, shareholders' equity grew 21.9% largely attributed to improved valuation of the investment portfolio.

As at 31 December 2009, revaluation surplus of $2.4 billion on the Group's properties was not recognised in the financial statements.

Changes in Issued Shares of the Bank

	Number of shares			
	2009 '000	2008 '000	**4Q09 '000**	4Q08 '000
Ordinary shares				
Balance at beginning of period	**1,523,931**	1,523,760	**1,524,084**	1,523,931
Exercise of share options granted under the UOB 1999 Share Option Scheme	**263**	171	**110**	-
Balance at end of period	**1,524,194**	1,523,931	**1,524,194**	1,523,931
Treasury shares				
Balance at beginning of period	**(18,320)**	(11,597)	**(18,320)**	(18,320)
Share buyback - held in treasury	**-**	(6,723)	**-**	-
Vesting of shares under the UOB Restricted Share Plan	**145**	-	**145**	-
Balance at end of period	**(18,175)**	(18,320)	**(18,175)**	(18,320)
Ordinary shares net of treasury shares	**1,506,019**	1,505,611	**1,506,019**	1,505,611
Preference shares				
Class E non-cumulative non-convertible preference shares at beginning/end of period	**13,200**	13,200	**13,200**	13,200

	Dec-09 '000	Sep-09 '000	Dec-08 '000
New shares that would have been issued upon exercise of all outstanding options under the UOB 1999 Share Option Scheme at end of period	**-**	114	269

Non-Performing Assets

	Dec-09	Sep-09	Dec-08
	$m	$m	$m
Loans ("NPL")	**2,260**	2,483	2,062
Debt securities	**462**	254	243
Non-Performing Assets ("NPA")	**2,722**	2,737	2,305
By grading			
Substandard	**1,623**	1,596	1,397
Doubtful	**519**	592	268
Loss	**580**	549	640
Total	**2,722**	2,737	2,305
By security coverage			
Secured	**1,180**	1,227	1,054
Unsecured	**1,542**	1,510	1,251
Total	**2,722**	2,737	2,305
By ageing			
Current	**351**	652	501
Within 90 days	**489**	385	417
Over 90 to 180 days	**333**	425	344
Over 180 days	**1,549**	1,275	1,043
Total	**2,722**	2,737	2,305
Cumulative impairment			
Individual	**1,200**	1,186	1,008
Collective	**1,657**	1,715	1,540
Total	**2,857**	2,901	2,548
As a % of NPA	**105.0%**	106.0%	110.5%
As a % of unsecured NPA	**185.3%**	192.1%	203.7%

	NPL	NPL ratio[1]	NPL	NPL ratio	NPL	NPL ratio
	$m	%	$m	%	$m	%
NPL by industry						
Transport, storage and communication	**78**	**1.2**	43	0.7	18	0.3
Building and construction	**208**	**1.6**	217	1.6	152	1.0
Manufacturing	**678**	**7.6**	688	7.6	539	5.0
Financial institutions	**206**	**1.4**	382	2.5	290	1.8
General commerce	**385**	**2.9**	391	3.1	411	3.1
Professionals and private individuals	**228**	**1.7**	239	1.8	269	2.1
Housing loans	**310**	**1.1**	315	1.2	286	1.2
Other	**167**	**2.3**	208	2.9	97	1.3
Total	**2,260**	**2.2**	2,483	2.4	2,062	2.0

Note:

1 Debt securities and contingent assets are excluded from the computation.

Non-Performing Assets *(cont'd)*

	NPL	NPL ratio [1]	Total cumulative impairment as a % of NPL	Total cumulative impairment as a % of unsecured NPL
	$m	%	%	%
NPL by geography [2]				
Singapore				
Dec 09	**923**	**1.4**	**185.5**	**299.8**
Sep 09	894	1.3	189.5	344.3
Dec 08	759	1.2	173.1	357.1
Malaysia				
Dec 09	**435**	**3.5**	**68.3**	**225.0**
Sep 09	483	4.1	60.7	162.8
Dec 08	512	4.2	69.3	173.2
Thailand				
Dec 09	**409**	**6.1**	**69.9**	**120.7**
Sep 09	416	6.3	67.3	107.7
Dec 08	391	5.3	73.9	129.6
Indonesia				
Dec 09	**106**	**3.0**	**63.2**	**304.5**
Sep 09	107	3.2	60.7	309.5
Dec 08	60	1.9	88.3	278.9
Greater China				
Dec 09	**105**	**2.6**	**83.8**	**220.0**
Sep 09	111	3.0	73.0	188.4
Dec 08	101	2.0	79.2	160.0
Other				
Dec 09	**282**	**3.2**	**33.0**	**78.2**
Sep 09	472	5.0	36.9	57.8
Dec 08	239	2.3	42.7	71.3
Group NPL				
Dec 09	**2,260**	**2.2**	**112.5**	**226.9**
Sep 09	2,483	2.4	104.2	199.5
Dec 08	2,062	2.0	106.4	217.6

As at 31 December 2009, Group NPL improved 9.0% from last quarter to $2,260 million, with NPL ratio at 2.2%. Compared to 31 December 2008, Group NPL was higher across most territories.

Notes:

1 Debt securities and contingent assets are excluded from the computations.

2 Based on the location where the non-performing loans are booked.

Performance by Operating Segment [1]

	PFS	IFS	GMIM	Other	Elimination	Total
	$m	$m	$m	$m	$m	$m
2009						
Operating income [2]	**1,917**	**2,135**	**1,297**	**180**	**(124)**	**5,405**
Operating expenses	**(942)**	**(637)**	**(312)**	**(307)**	**124**	**(2,074)**
Impairment charges	**(128)**	**(513)**	**(40)**	**(440)**	**-**	**(1,121)**
Amortisation of intangible assets	**(3)**	**(7)**	**-**	**-**	**-**	**(10)**
Share of profit of associates	**-**	**8**	**-**	**99**	**-**	**107**
Profit before tax	**844**	**986**	**945**	**(469)**	**-**	**2,306**
Segment assets	**40,544**	**63,041**	**74,820**	**4,867**	**(3,135)**	**180,137**
Intangible assets	**1,182**	**2,299**	**667**	**81**	**-**	**4,229**
Investment in associates	**-**	**17**	**1**	**1,194**	**-**	**1,212**
Total assets	**41,726**	**65,357**	**75,488**	**6,142**	**(3,135)**	**185,578**
Segment liabilities	**64,911**	**54,027**	**47,833**	**2,787**	**(3,135)**	**166,423**
Other information						
Inter-segment operating income	**482**	**(372)**	**79**	**(65)**	**(124)**	**-**
Gross customer loans	**40,402**	**61,179**	**82**	**81**	**-**	**101,744**
Non-performing assets	**535**	**1,711**	**275**	**201**	**-**	**2,722**
Capital expenditure	**7**	**3**	**3**	**200**	**-**	**213**
Depreciation of assets	**9**	**5**	**3**	**121**	**-**	**138**
2008						
Operating income [2]	1,853	2,100	1,200	210	(113)	5,250
Operating expenses	(933)	(688)	(347)	(195)	113	(2,050)
Impairment charges	(49)	(380)	(159)	(219)	-	(807)
Amortisation of intangible assets	(3)	(8)	-	-	-	(11)
Share of profit of associates	-	10	-	93	-	103
Profit before tax	868	1,034	694	(111)	-	2,485
Segment assets	36,924	67,533	67,464	7,215	(1,502)	177,634
Intangible assets	1,181	2,286	664	80	-	4,211
Investment in associates	-	32	-	1,064	-	1,096
Total assets	38,105	69,851	68,128	8,359	(1,502)	182,941
Segment liabilities	62,835	56,522	45,596	3,771	(1,502)	167,222
Other information						
Inter-segment operating income	677	(564)	65	(65)	(113)	-
Gross customer loans	36,823	65,053	68	89	-	102,033
Non-performing assets	551	1,421	95	238	-	2,305
Capital expenditure	10	4	6	193	-	213
Depreciation of assets	5	2	2	125	-	134

Notes:

1 Transfer prices between operating segments are on arm's length basis in a manner similar to transactions with third parties.

2 No operating income from transactions with a single external customer or counterparty amounted to 10% or more of the Group's operating income in 2009 or 2008.

Performance by Operating Segment *(cont'd)*

The Group's businesses are organised into the following four segments based on the types of products and services that it provides:

Personal Financial Services ("PFS")
PFS segment covers Consumer, Privilege and Private Banking. Consumer Banking serves the mass individual customers with a wide range of products and services, including deposits, loans, investments, credit and debit cards and life assurance products. Privilege Banking provides an extended range of financial services, including wealth management, offshore and restricted products such as structured notes, funds of hedge funds, and high networth insurance plans to the wealthy and affluent customers. For the accredited investors and high networth individuals, Private Banking provides an elevated level of personal financial services and consultation.

Segment profit decreased 2.8% to $844 million in 2009. The decrease was mainly due to higher impairment charges on loans and lower fee and commission income from investment products and credit cards. These were partly negated by higher net interest income driven by loan growth.

Institutional Financial Services ("IFS")
IFS segment encompasses Commercial Banking (which includes Business Banking), Corporate Banking, Corporate Finance, Debt Capital Markets, Venture Management and Alternative Investments. Commercial Banking serves the medium and large enterprises, while Business Banking serves small enterprises. Corporate Banking serves large local corporations, government-linked companies and agencies, including non-bank financial institutions. Both Commercial Banking and Corporate Banking provide customers with a broad range of products and services that include current accounts, deposits, lending, asset finance, ship finance, trade finance, structured finance, cash management and cross-border payments. Corporate Finance provides services that include lead managing and underwriting equity offerings and corporate advisory services. Debt Capital Markets specialises in solution-based structures to meet clients' financing requirements in structuring, underwriting and arranging syndicated loans for general corporate needs, leveraged buy-outs, project and structured finance, and underwriting and lead managing bond issues. Venture Management manages, advises and invests in private equity funds on behalf of the Group and third-party investors while Alternative Investments invests in third-party funds on behalf of the Group.

Segment profit reduced 4.6% to $986 million in 2009. The decrease was mainly due to higher impairment charges on loans, partially negated by lower operating expenses.

Global Markets and Investment Management ("GMIM")
GMIM segment provides a comprehensive range of treasury products and services, including foreign exchange, money market, fixed income, derivatives, margin trading, futures broking, gold products, as well as an array of structured products. It is a dominant player in Singapore dollar treasury instruments as well as a provider of banknote services in the region. It also engages in asset management, proprietary investment activities and management of excess liquidity and capital funds.

Segment profit increased 36.2% to $945 million in 2009. The increase was mainly attributed to higher income from money market activities and trading and investment portfolios, coupled with lower impairment charges on investment securities. This was partially negated by lower contributions from asset management activities.

Other
Other segment includes property-related activities, insurance businesses and income and expenses not attributable to other operating segments.

Net loss increased from $111 million in 2008 to $469 million in 2009. This was mainly due to higher provision for collective impairment, lower realised gain on investment securities and higher accrual of expenses.

Performance by Geographical Segment [1]

	2009	2008	4Q09	3Q09	4Q08
	$m	$m	$m	$m	$m
Total operating income					
Singapore	**3,522**	3,380	**794**	849	890
Malaysia	**571**	548	**141**	134	140
Thailand	**415**	459	**100**	105	116
Indonesia	**361**	286	**89**	91	80
Greater China	**201**	158	**40**	54	41
Other	**335**	419	**78**	88	83
Total	**5,405**	5,250	**1,242**	1,322	1,348
Profit before tax					
Singapore	**1,594**	1,907	**537**	421	399
Malaysia	**271**	235	**44**	76	66
Thailand	**78**	77	**14**	17	11
Indonesia	**153**	107	**36**	34	31
Greater China	**81**	5	**1**	29	(26)
Other	**139**	165	**32**	45	(31)
	2,316	2,496	**664**	622	450
Intangible assets amortised	**(10)**	(11)	**(3)**	(3)	(2)
Total	**2,306**	2,485	**661**	620	448

Singapore and the regional countries accounted for 68.8% and 21.7% of the Group's pre-tax profit in 2009 respectively.

	Dec-09	Sep-09	Dec-08
	$m	$m	$m
Total assets			
Singapore	**121,190**	117,948	120,064
Malaysia	**17,776**	16,501	17,354
Thailand	**9,509**	8,621	8,902
Indonesia	**4,920**	4,675	4,082
Greater China	**7,132**	6,376	8,597
Other	**20,822**	17,674	19,731
	181,349	171,795	178,730
Intangible assets	**4,229**	4,228	4,211
Total	**185,578**	176,022	182,941

Note:

1 Based on the location where the transactions and assets are booked which approximates that based on the location of the customers and assets. Information is stated after elimination of inter-segment transactions.

Capital Adequacy Ratios

	Dec-09	Sep-09	Dec-08
	$m	$m	$m
Tier 1 capital			
Share capital	**1,902**	1,898	1,896
Preference shares	**2,149**	2,149	2,149
Disclosed reserves/other	**15,189**	14,672	13,251
Capital deductions	**(5,113)**	(5,108)	(4,840)
	14,127	13,611	12,456
Tier 2 capital			
Cumulative collective impairment/other	**912**	881	478
Subordinated notes	**4,767**	4,811	5,259
Capital deductions	**(623)**	(620)	(617)
	5,056	5,072	5,120
Total capital	**19,183**	18,683	17,576
Risk-weighted assets	**100,908**	101,130	114,712
Capital adequacy ratios ("CAR")			
Tier 1	**14.0%**	13.5%	10.9%
Total	**19.0%**	18.5%	15.3%

As at 31 December 2009, Group Tier 1 and total CAR of 14.0% and 19.0% were well above the minimum 6% and 10% required by MAS respectively.

The increase in CAR over 30 September 2009 was mainly due to higher retained earnings.

The higher CAR over 31 December 2008 were largely contributed by lower risk-weighted assets and higher retained earnings.

Consolidated Profit and Loss Account (Audited)

	2009	2008	+/(-)	4Q09 [1]	3Q09 [1]	+/(-)	4Q08 [1]	+/(-)
	$m	$m	%	**$m**	$m	%	$m	%
Interest income	**5,159**	6,855	(24.7)	**1,204**	1,245	(3.3)	1,662	(27.6)
Less: Interest expense	**1,485**	3,280	(54.7)	**312**	320	(2.3)	705	(55.7)
Net interest income	**3,674**	3,576	2.7	**892**	925	(3.6)	957	(6.9)
Dividend income	**42**	64	(35.3)	**4**	10	(57.6)	9	(52.0)
Fee and commission income	**976**	1,095	(10.8)	**247**	264	(6.6)	229	8.0
Rental income	**143**	112	27.7	**36**	36	(1.1)	31	15.9
Other operating income	**571**	404	41.3	**63**	85	(26.1)	122	(48.4)
Non-interest income	**1,732**	1,675	3.4	**350**	396	(11.6)	391	(10.4)
Total operating income	**5,405**	5,250	3.0	**1,242**	1,322	(6.0)	1,348	(7.9)
Less: Staff costs	**1,116**	1,082	3.1	**308**	272	13.1	274	12.2
Other operating expenses	**959**	968	(0.9)	**246**	238	3.4	257	(4.5)
Total operating expenses	**2,074**	2,050	1.2	**554**	510	8.6	532	4.1
Operating profit before charges	**3,331**	3,200	4.1	**688**	812	(15.2)	817	(15.7)
Less: Amortisation/impairment charges								
Intangible assets	**10**	11	(3.4)	**3**	3	1.7	2	14.2
Loans and other assets	**1,121**	807	38.9	**44**	235	(81.1)	381	(88.3)
Operating profit after charges	**2,200**	2,382	(7.7)	**641**	574	11.7	434	47.9
Share of profit of associates	**107**	103	3.8	**19**	46	(57.2)	14	38.5
Profit before tax	**2,306**	2,485	(7.2)	**661**	620	6.6	448	47.6
Less: Tax	**385**	521	(26.0)	**134**	116	15.7	109	23.3
Profit for the financial period	**1,921**	1,964	(2.2)	**527**	504	4.5	339	55.5
Attributable to:								
Equity holders of the Bank	**1,902**	1,937	(1.8)	**522**	500	4.3	332	57.2
Minority interests	**19**	27	(29.8)	**5**	4	30.8	7	(30.1)
	1,921	1,964	(2.2)	**527**	504	4.5	339	55.5

	2009	2008	+/(-)
Total operating income			
First half	**2,842**	2,690	5.7
Second half	**2,564**	2,561	0.1
Profit for the financial year attributed to equity holders of the Bank			
First half	**880**	1,130	(22.1)
Second half	**1,022**	807	26.7

Note:
1 Unaudited.

Consolidated Statement of Comprehensive Income (Audited)

	2009	2008	+/(-)	4Q09[1]	3Q09[1]	+/(-)	4Q08[1]	+/(-)
	$m	$m	%	$m	$m	%	$m	%
Profit for the financial period	**1,921**	1,964	(2.2)	**527**	504	4.5	339	55.5
Currency translation adjustments	**114**	(455)	NM	**16**	(22)	NM	(251)	NM
Change in available-for-sale reserve								
Change in fair value	**2,207**	(3,433)	NM	**225**	664	(66.1)	(1,539)	NM
Transfer to profit and loss account on disposal/impairment	**359**	72	401.4	**2**	23	(89.7)	104	(97.7)
Tax on net movement	**(272)**	417	(165.2)	**(18)**	(68)	73.8	168	(110.7)
Change in share of other comprehensive income of associates	**105**	(188)	NM	**27**	34	(20.3)	(69)	NM
Other comprehensive income for the financial period	**2,513**	(3,588)	NM	**252**	630	(60.0)	(1,587)	NM
Total comprehensive income for the financial period	**4,434**	(1,623)	NM	**779**	1,134	(31.3)	(1,248)	NM
Attributable to:								
Equity holders of the Bank	**4,404**	(1,595)	NM	**773**	1,126	(31.4)	(1,220)	NM
Minority interests	**30**	(28)	NM	**6**	8	(22.5)	(28)	NM
	4,434	(1,623)	NM	**779**	1,134	(31.3)	(1,248)	NM

Note:
1 Unaudited.

Consolidated Balance Sheet (Audited)

	Dec-09	Sep-09 [1]	Dec-08
	$m	$m	$m
Equity			
Share capital	**4,051**	4,047	4,045
Retained earnings	**6,324**	6,144	5,724
Other reserves	**8,611**	8,025	5,804
Equity attributable to equity holders of the Bank	**18,986**	18,215	15,573
Minority interests	**169**	164	146
Total	**19,155**	18,380	15,719
Liabilities			
Deposits and balances of banks	**27,751**	23,928	28,452
Deposits and balances of non-bank customers	**121,502**	116,462	118,171
Bills and drafts payable	**1,438**	1,340	1,548
Other liabilities	**9,688**	9,792	12,805
Debts issued	**6,044**	6,121	6,246
Total	**166,423**	157,643	167,222
Total equity and liabilities	**185,578**	176,022	182,941
Assets [2]			
Cash, balances and placements with central banks	**18,865**	11,636	20,290
Singapore Government treasury bills and securities	**12,787**	13,685	8,969
Other government treasury bills and securities	**7,704**	5,078	2,341
Trading securities	**118**	131	139
Placements and balances with banks	**14,116**	13,577	15,196
Loans to non-bank customers	**99,201**	98,337	99,840
Investment securities	**16,177**	16,569	15,674
Other assets	**8,994**	9,428	13,091
Investment in associates	**1,212**	1,178	1,096
Investment properties	**1,134**	1,074	1,037
Fixed assets	**1,040**	1,103	1,057
Intangible assets	**4,229**	4,228	4,211
Total	**185,578**	176,022	182,941
Off-Balance Sheet Items			
Contingent liabilities	**12,388**	12,026	12,000
Financial derivatives	**269,080**	309,328	368,299
Commitments	**47,278**	53,937	45,232
Net asset value per ordinary share ($)	**11.17**	10.67	8.90

Notes:

1 Unaudited.

2 Assets pledged under repurchase agreements are included in the respective asset items.



Consolidated Statement of Changes in Equity (Audited)

	Attributable to equity holders of the Bank					
	Share capital	Retained earnings	Other reserves	Total	Minority interests	Total equity
	$m	$m	$m	$m	$m	$m
Balance at 1 January 2009	**4,045**	**5,724**	**5,804**	**15,573**	**146**	**15,719**
Profit for the financial year	-	**1,902**	-	**1,902**	**19**	**1,921**
Other comprehensive income for the financial year	-	-	**2,502**	**2,502**	**11**	**2,513**
Total comprehensive income for the financial year	-	**1,902**	**2,502**	**4,404**	**30**	**4,434**
Transfers	-	**(290)**	**290**	-	-	-
Change in minority interests	-	-	-	-	**(0)**	**(0)**
Difference in consideration paid and minority interests acquired	-	-	**(0)**	**(0)**	-	**(0)**
Dividends	-	**(1,012)**	-	**(1,012)**	**(7)**	**(1,019)**
Share-based compensation	-	-	**18**	**18**	-	**18**
Issue of shares under share option scheme	**4**	-	-	**4**	-	**4**
Issue of treasury shares upon vesting of restricted shares	**3**	-	**(3)**	-	-	-
Balance at 31 December 2009	**4,051**	**6,324**	**8,611**	**18,986**	**169**	**19,155**
Balance at 1 January 2008	2,845	5,119	9,364	17,329	398	17,726
Profit for the financial year	-	1,937	-	1,937	27	1,964
Other comprehensive income for the financial year	-	-	(3,532)	(3,532)	(56)	(3,588)
Total comprehensive income for the financial year	-	1,937	(3,532)	(1,595)	(28)	(1,623)
Transfers	-	(312)	312	-	-	-
Change in minority interests	-	-	-	-	(188)	(188)
Difference in consideration paid and minority interests acquired	-	-	(356)	(356)	-	(356)
Dividends	-	(1,019)	-	(1,019)	(34)	(1,054)
Share buyback - held in treasury	(120)	-	-	(120)	-	(120)
Share-based compensation	-	-	15	15	-	15
Issue of shares under share option scheme	2	-	-	2	-	2
Issue of Class E preference shares	1,317	-	-	1,317	-	1,317
Balance at 31 December 2008	4,045	5,724	5,804	15,573	146	15,719

Consolidated Statement of Changes in Equity (Unaudited)

	Attributable to equity holders of the Bank					
	Share capital	Retained earnings	Other reserves	Total	Minority interests	Total equity
	$m	$m	$m	$m	$m	$m
Balance at 1 October 2009	**4,047**	**6,144**	**8,025**	**18,215**	**164**	**18,380**
Profit for the financial period	**-**	**522**	**-**	**522**	**5**	**527**
Other comprehensive income for the financial period	**-**	**-**	**251**	**251**	**1**	**252**
Total comprehensive income for the financial period	**-**	**522**	**251**	**773**	**6**	**779**
Transfers	**-**	**(332)**	**332**	**-**	**-**	**-**
Change in minority interests	**-**	**-**	**-**	**-**	**0**	**0**
Difference in consideration paid and minority interests acquired	**-**	**-**	**(0)**	**(0)**	**-**	**(0)**
Dividends	**-**	**(10)**	**-**	**(10)**	**(2)**	**(12)**
Share-based compensation	**-**	**-**	**7**	**7**	**-**	**7**
Issue of shares under share option scheme	**2**	**-**	**-**	**2**	**-**	**2**
Issue of treasury shares upon vesting of restricted shares	**3**	**-**	**(3)**	**-**	**-**	**-**
Balance at 31 December 2009	**4,051**	**6,324**	**8,611**	**18,986**	**169**	**19,155**
Balance at 1 October 2008	4,045	5,715	7,396	17,155	368	17,523
Profit for the financial period	-	332	-	332	7	339
Other comprehensive income for the financial period	-	-	(1,552)	(1,552)	(35)	(1,587)
Total comprehensive income for the financial period	-	332	(1,552)	(1,220)	(28)	(1,248)
Transfers	-	(312)	312	-	-	-
Change in minority interests	-	-	-	-	(188)	(188)
Difference in consideration paid and minority interests acquired	-	-	(356)	(356)	-	(356)
Dividends	-	(11)	-	(11)	(6)	(17)
Share-based compensation	-	-	5	5	-	5
Balance at 31 December 2008	4,045	5,724	5,804	15,573	146	15,719

Consolidated Cash Flow Statement (Audited)

	2009	2008	4Q09 [1]	4Q08 [1]
	$m	$m	$m	$m
Cash flows from operating activities				
Operating profit before amortisation and impairment charges	**3,331**	3,200	**688**	817
Adjustments for:				
Depreciation of assets	**138**	134	**37**	34
Net (gain)/loss on disposal of assets	**(32)**	(163)	**4**	8
Share-based compensation	**18**	15	**7**	5
Operating profit before working capital changes	**3,454**	3,186	**736**	862
Increase/(decrease) in working capital				
Deposits	**2,631**	7,564	**8,863**	852
Bills and drafts payable	**(111)**	(275)	**98**	(495)
Other liabilities	**(3,226)**	3,263	**(230)**	2,720
Trading securities	**21**	271	**13**	69
Placements and balances with banks	**1,080**	(11)	**(539)**	3,365
Loans to non-bank customers	**(138)**	(7,637)	**(972)**	401
Other assets	**3,897**	(3,849)	**534**	(3,244)
Cash generated from operations	**7,609**	2,512	**8,502**	4,530
Income tax paid	**(423)**	(915)	**(60)**	(220)
Net cash provided by operating activities	**7,186**	1,597	**8,442**	4,310
Cash flows from investing activities				
Net cash flow on disposal/(acquisition) of:				
Investment securities and associates	**1,824**	670	**613**	463
Properties and other fixed assets	**(213)**	(130)	**(37)**	56
Change in minority interests	**(0)**	(188)	**(0)**	(188)
Dividends received from associates	**54**	59	**-**	3
Net cash provided by investing activities	**1,665**	411	**576**	334
Cash flows from financing activities				
Proceeds from issue of ordinary shares	**4**	2	**2**	-
Net proceeds from issue of Class E preference shares	**-**	1,317	**-**	-
Net (decrease)/increase in debts issued	**(202)**	(420)	**(77)**	52
Share buyback	**-**	(120)	**-**	-
Dividends paid on ordinary shares	**(903)**	(979)	**-**	-
Dividends paid on preference shares	**(109)**	(41)	**-**	-
Dividends paid to minority interests	**(7)**	(34)	**(2)**	(6)
Net cash (used in)/provided by financing activities	**(1,218)**	(275)	**(77)**	46
Currency translation adjustments	**123**	(416)	**17**	(221)
Net increase in cash and cash equivalents	**7,756**	1,317	**8,957**	4,468
Cash and cash equivalents at beginning of the financial period	**31,600**	30,283	**30,398**	27,132
Cash and cash equivalents at end of the financial period	**39,356**	31,600	**39,356**	31,600
Represented by:				
Cash, balances and placements with central banks	**18,865**	20,290	**18,865**	20,290
Singapore Government treasury bills and securities	**12,787**	8,969	**12,787**	8,969
Other government treasury bills and securities	**7,704**	2,341	**7,704**	2,341
Cash and cash equivalents at end of the financial period	**39,356**	31,600	**39,356**	31,600

Note:
1 Unaudited.



Balance Sheet of the Bank (Audited)

	Dec-09	Sep-09 [1]	Dec-08
	$m	$m	$m
Equity			
Share capital	**3,220**	3,215	3,213
Retained earnings	**5,337**	5,234	5,031
Other reserves	**8,136**	7,634	5,632
Total	**16,693**	16,083	13,876
Liabilities			
Deposits and balances of banks	**26,482**	22,920	27,129
Deposits and balances of non-bank customers	**95,930**	92,731	93,601
Deposits and balances of subsidiaries	**2,513**	2,916	3,722
Bills and drafts payable	**166**	292	104
Other liabilities	**7,937**	8,039	9,822
Debts issued	**6,324**	6,396	6,658
Total	**139,352**	133,295	141,037
Total equity and liabilities	**156,046**	149,378	154,913
Assets [2]			
Cash, balances and placements with central banks	**12,935**	7,560	14,823
Singapore Government treasury bills and securities	**12,724**	13,637	8,899
Other government treasury bills and securities	**4,694**	2,459	1,251
Trading securities	**114**	130	124
Placements and balances with banks	**12,821**	12,314	13,408
Loans to non-bank customers	**76,600**	76,262	76,668
Placements with and advances to subsidiaries	**2,578**	2,387	2,866
Investment securities	**15,169**	15,578	14,729
Other assets	**7,384**	7,949	11,069
Investment in associates	**371**	371	372
Investment in subsidiaries	**5,278**	5,346	5,293
Investment properties	**1,424**	1,271	1,409
Fixed assets	**771**	934	821
Intangible assets	**3,182**	3,182	3,182
Total	**156,046**	149,378	154,913
Off-Balance Sheet Items			
Contingent liabilities	**9,936**	9,965	9,703
Financial derivatives	**246,936**	289,063	351,103
Commitments	**35,897**	38,868	36,761
Net asset value per ordinary share ($)	**10.20**	9.80	8.33

Notes:
1 Unaudited.
2 Assets pledged under repurchase agreements are included in the respective asset items.

Statement of Changes in Equity of the Bank (Audited)

	Share capital $m	Retained earnings $m	Other reserves $m	Total equity $m
Balance at 1 January 2009	**3,213**	**5,031**	**5,632**	**13,876**
Profit for the financial year	-	**1,577**	-	**1,577**
Other comprehensive income for the financial year	-	-	**2,189**	**2,189**
Total comprehensive income for the financial year	-	**1,577**	**2,189**	**3,765**
Transfers	-	**(300)**	**300**	-
Dividends	-	**(970)**	-	**(970)**
Share-based compensation	-	-	**18**	**18**
Issue of shares under share option scheme	**4**	-	-	**4**
Issue of treasury shares upon vesting of restricted shares	**3**	-	**(3)**	-
Balance at 31 December 2009	**3,220**	**5,337**	**8,136**	**16,693**
Balance at 1 January 2008	2,014	3,893	8,080	13,987
Profit for the financial year	-	2,417	-	2,417
Other comprehensive income for the financial year	-	-	(2,762)	(2,762)
Total comprehensive income for the financial year	-	2,417	(2,762)	(346)
Transfers	-	(300)	300	-
Dividends	-	(979)	-	(979)
Share buyback - held in treasury	(120)	-	-	(120)
Share-based compensation	-	-	15	15
Issue of shares under share option scheme	2	-	-	2
Issue of Class E preference shares	1,317	-	-	1,317
Balance at 31 December 2008	3,213	5,031	5,632	13,876

Statement of Changes in Equity of the Bank (Unaudited)

	Share capital	Retained earnings	Other reserves	Total equity
	$m	$m	$m	$m
Balance at 1 October 2009	**3,215**	**5,234**	**7,634**	**16,083**
Profit for the financial period	**-**	**403**	**-**	**403**
Other comprehensive income for the financial period	**-**	**-**	**199**	**199**
Total comprehensive income for the financial period	**-**	**403**	**199**	**602**
Transfers	**-**	**(300)**	**300**	**-**
Share-based compensation	**-**	**-**	**7**	**7**
Issue of shares under share option scheme	**2**	**-**	**-**	**2**
Issue of treasury shares upon vesting of restricted shares	**3**	**-**	**(3)**	**-**
Balance at 31 December 2009	**3,220**	**5,337**	**8,136**	**16,693**
Balance at 1 October 2008	3,213	4,284	6,591	14,088
Profit for the financial period	-	1,047	-	1,047
Other comprehensive income for the financial period	-	-	(1,263)	(1,263)
Total comprehensive income for the financial period	-	1,047	(1,263)	(216)
Transfers	-	(300)	300	-
Share-based compensation	-	-	5	5
Balance at 31 December 2008	3,213	5,031	5,632	13,876

Investment Securities

	Dec-09
	$m
Debt securities	
Bank	
Tier 1	1,933
Tier 2	1,098
Senior/Other	4,253
	7,284
Non-bank	6,330
	13,614
Equity securities	2,563
Total	16,177

	Dec-09		
	Bank	Non-bank	Total
	$m	$m	$m
Debt securities by country of risk			
Singapore	332	1,427	1,759
Other Asia Pacific	2,997	2,600	5,597
Europe	2,338	724	3,062
United States	1,550	1,280	2,830
Other	67	299	366
Total	7,284	6,330	13,614

As at 31 December 2009, the Group's investment in non-government securities was $16.2 billion, with 84% in debt securities and 16% in equity securities.

The debt securities portfolio of $13.6 billion was well diversified, with 73% of the portfolio comprising individual exposure of $50 million and below.

Independent Auditors' Report

To the members of United Overseas Bank Limited

We have audited the accompanying financial statements of United Overseas Bank Limited (the "Bank") and its subsidiaries (the "Group"), which comprise the balance sheets of the Bank and the Group as at 31 December 2009, the profit and loss accounts, the statements of comprehensive income and the statements of changes in equity of the Bank and the Group, and the cash flow statement of the Group for the year then ended, and a summary of significant accounting policies and other explanatory notes.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with the provisions of the Singapore Companies Act, Cap. 50 (the "Act") and Singapore Financial Reporting Standards ("FRS"). This responsibility includes devising and maintaining a system of internal accounting controls sufficient to provide a reasonable assurance that assets are safeguarded against loss from unauthorised use or disposition; and transactions are properly authorised and that they are recorded as necessary to permit the preparation of true and fair profit and loss accounts and balance sheets and to maintain accountability of assets; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with Singapore Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgement, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion,

(a) the financial statements of the Bank and the consolidated financial statements of the Group are properly drawn up in accordance with the provisions of the Act and FRS, including the modification of the requirements of FRS39 Financial Instruments: Recognition and Measurement in respect of loan loss provisioning by MAS Notice 612 Credit Files, Grading and Provisioning, so as to give a true and fair view of the state of affairs of the Bank and the Group as at 31 December 2009, the results of the Bank and of the Group, the changes in equity of the Bank and the changes in equity and cash flows of the Group for the year ended on that date; and

(b) the accounting and other records required by the Act to be kept by the Bank and by those subsidiaries incorporated in Singapore of which we are the auditors have been properly kept in accordance with the provisions of the Act.

ERNST & YOUNG LLP
Public Accountants and Certified Public Accountants

Singapore
26 February 2010